Mail Stop 4561

May 6, 2008

Mr. Kenneth Eade
President and Director
Independent Film Development Corporation
190 N. Canon Drive, Suite 420
Beverly Hills, CA 90210

      **Re:    Independent Film Development Corporation
            Registration Statement on Form 10
            File No. 0-53103**

Dear Mr. Eade:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

                                  Sincerely,


                                  Tom Kluck
                                  Legal Branch Chief